UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018
 Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Measuring Instruments to Present at the Jefferies 2018 Global Technology Conference in Beverly Hills”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2018	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contact: Miri Segal MS-IR LLC Tel: +917-607-8654 E-mail: msegal@ms-ir.com

Nova Measuring Instruments to Present at the Jefferies 2018 Global
Technology Conference in Beverly Hills

Rehovot, Israel – April 30, 2018 – Nova (Nasdaq: NVMI), a leading innovator and a key provider of metrology solutions for advanced process control used in semiconductor manufacturing, announced today that Mr. Dror David, Chief Financial Officer, will present at the Jefferies Global Technology Conference in Beverly Hills, CA on May 9, 2018 at 9:00 a.m. EDT.

Mr. David will be available for one-on-one meetings during the conference on May 9, 2018. To schedule a one-on-one meeting, please contact your Jefferies representative or Miri Segal at msegal@ms-ir.com.

About Jefferies Global Technology Conference: The two-day conference will be comprised of company presentations, keynotes and thematic panels. Company management teams and investors will also have the opportunity to participate in 1 on 1 and small group meetings. This global gathering of leading executives, institutional investors, private equity investors and VCs will address near- and long-term investment opportunities and discuss the mechanisms driving technology sectors in the U.S. and internationally.

About Nova: Nova Measuring Instruments Ltd. delivers continuous innovation by providing advanced metrology solutions for the semiconductor manufacturing industry. Deployed with the world’s largest integrated-circuit manufacturers, Nova’s products deliver state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, supports the development and production of the most advanced devices in today’s high-end semiconductor market. Nova’s technical innovation and market leadership enable customers to improve process performance, enhance products’ yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novameasuring.com.

Nova is traded on the NASDAQ & TASE under the symbol NVMI.